

Mailstop 4631

December 28, 2016

<u>Via E-Mail</u>
Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **Re: Lennar Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 13, 2016**
> **File No. 333-214566**

Dear Mr. Sustana:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1. We note your response to comment 3 in our letter dated December 7, 2016. Please revise your prospectus cover page to include disclosure regarding the 41% minimum value of the share consideration that will apply should Lennar elect to pay a portion of the merger consideration in stock. Please also make corresponding revisions to disclosure elsewhere in your prospectus where you discuss merger consideration.

2. We are unable to locate the revisions made in response to comment 7 in our letter dated December 7, 2016. Please revise your prospectus cover page to state that Lennar may, at its option, pay the merger consideration solely in cash.

Interests of WCI Directors and Executive Officers in the Initial Merger (See Page 71), page 5

3. We note your response to comment 8 in our letter dated December 7, 2016. Please revise your disclosure to specify the total amount that Mr. Bass may receive along with the individual components (*e.g.*, transaction bonus and retention bonus). Please make similar revisions on page 35 and page 73.

Opinion of Credit Suisse Securities (USA) LLC, page 56

4. Please revise your disclosure to include a discussion of any precedent transactions analyzed by Credit Suisse.

Consequences of the Merger, page 80

5. We note that Latham & Watkins appears to have provided a short form tax opinion. Please revise the disclosure in this section to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel and clearly articulate and identify the opinion being rendered. In other locations of the prospectus where you discuss the tax consequences of the transactions, please eliminate phrases that suggest that the opinion is subject to a degree of uncertainty. For example, refer to disclosure on pages v ("intended to qualify") and 46 ("may qualify"). Refer to Sections III.B.2 and III.C.4 of Staff Legal Bulletin No. 19 (CF).

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: David W. Bernstein
        Goodwin Proctor LLP